UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Final Amendment)

WELLS FARGO MULTI-STRATEGY 100 TEI FUND I, LLC
(Name of Subject Company (Issuer))

WELLS FARGO MULTI-STRATEGY 100 TEI FUND I, LLC
(Name of Filing Person(s) (Issuer))

LIMITED LIABILITY COMPANY
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Eileen Alden
c/o Wells Fargo Alternative Asset Management, LLC
333 Market Street, 29th Floor
San Francisco, CA 94105
(415) 371-3059
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to:
George J. Zornada
K&L Gates LLP
State Street Financial Center
One Lincoln Street
Boston, Ma 02111
(617) 261-3231

October 30, 2008
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:	$1,158,626.18 (a)	Amount of Filing Fee:	$45.53 (b)

(a)	Calculated as the aggregate maximum value of Interests being purchased.

(b)	Calculated at $39.30 per $1,000,000 of the Transaction Valuation.

☒     Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $98.09 Form or Registration No.: Schedule TO-I, Registration No. 005-84166 Filing Party: Wells Fargo Multi-Strategy TEI Fund I, LLC Date Filed: October 30, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on October 30, 2008 by Wells Fargo Multi-Strategy 100 TEI Fund I, LLC (the “Fund”) in connection with an offer by the Fund (the “Offer”) to purchase up to $2,495,979.07 of interests in the Fund (“Interests”) on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and A to the Statement on October 30, 2008.

This is the final amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1.	The Offer expired at 12:00 midnight, Eastern time, on November 28, 2008.

2.	The Valuation Date of the Interests tendered pursuant to the Offer was December 31, 2008.

3.

Approximately $1,158,626.18 of Interests were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Interests were accepted for purchase by the Fund in accordance with the terms of the Offer.

SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

WELLS FARGO MULTI-STRATEGY 100 TEI FUND I, LLC

By:	/s/ Eileen Alden
Name:	Eileen Alden
Title:	Treasurer

January 14, 2009

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